United States securities and exchange commission logo





                              December 2, 2021

       Heidy Chow
       Chief Financial Officer
       Snail, Inc.
       12049 Jefferson Blvd
       Culver City, CA 90230

                                                        Re: Snail, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
4, 2021
                                                            CIK No. 0001886894

       Dear Ms. Chow:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please disclose that you generate the substantial majority of your revenues from your
                                                        ARK franchise and
disclose the percentage of your revenues generated from this franchise for the periods
presented.
   2. Please disclose the basis for your statements that you are a leading developer and publisher of
interactive digital entertainment and that you are a category leader in sandbox survival games. Clarify
the criteria on which you based these statements, such as revenue or number of customers
or market share.
 Heidy Chow
Snail, Inc.
December 2, 2021
Page 2
3.       Please define your reference to daily active users.
4. Please disclose the source of your statements regarding the global gaming industry in this section.
We rely on license agreements to publish certain games..., page 14

5. Please disclose that the terms or other aspects of your license agreement with Studio
         Wildcard may differ from those which would be negotiated with independent parties.
Key Performance Metrics and Non-GAAP Measures
Units Sold, page 51

6. Please revise to address any known underlying material trends related to the substantial increase in units sold in Q4 2020.
Adjusted EBITDA, page 53

7. We note that you added back the license costs in 2020 to Adjusted EBITDA in order to be consistent with the previous year presentation. However, it appears this adjustment may result in a non-GAAP performance measure that excludes normal, recurring, cash operating expenses. Please revise or advise us. We refer you to the guidance in the answer to Question 100.01 of the Division's non-GAAP C&DIs.
Components of our Results of Operation, page 54

8. Please identify the top platform providers presented in the table disclosing the proportion of total net revenue associated with each platform provider. Liquidity and Capital Resources, page 58

9. Please file the loan agreements described in this section as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Loans to related parties, page 59

10. Please disclose the Company's business purpose in being a party to a line of credit note with Mr. Shi. Also disclose if Mr. Shi intends to repay the loans. If so, specify when and clarify if the loans will be repaid in cash.
Compensation Discussion and Analysis
Employment  Arrangements,Chow
FirstName LastNameHeidy   page 81
Comapany
11.      NameSnail,
     Please             Inc.letter with Ms. Chow as an exhibit to your
registration statement.
             file the offer
     Refer
December 2, to Item
            2021     601(b)(iii)(A)
                   Page  2           of Regulation S-K.
FirstName LastName
 Heidy Chow
FirstName
Snail, Inc. LastNameHeidy Chow
Comapany2,
December    NameSnail,
               2021     Inc.
December
Page  3     2, 2021 Page 3
FirstName LastName
Certain Relationships and Related Party Transactions
License Agreements, page 84

12. Please file the license agreements with SDE Inc. and Suzhou Snail Digital Technology
         Co. as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
Description of Capital Stock
Common Stock, page 86

13. Please disclose the instances in which the holders of the Class A and Class B common stock will vote as a separate class.
Underwriting
No Sales of Similar Securities, page 96

14. Please disclose the exceptions to the lock-up agreements with your officers, directors and other existing security holders.
Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

15. Reclassify the amounts reported within the line-item "Salaries and Wages" to the appropriate functional expense line items, e.g. Cost of revenues, General and administrative, etc., pursuant to Rule 5-03 of Regulation S-X. Notes to Consolidated Financial Statements
Note 1. Presentation and Nature of Operations, page F-7

16. We note the Company is a wholly owned subsidiary of Suzhou Snail Digital Technology
         Co., Ltd. Please revise the Company's historical income statements to reflect all of its costs of doing business. In this regard, any expenses incurred by the parent that are clearly applicable to the Company should be reflected in its income statements. Also, a reasonable method of allocating common expenses, such as rent, taxes, data center, and marketing costs should be utilized. Fully comply with the accounting and disclosure guidance in SAB Topic 1:B and advise us.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

17. We note that you rely on third-party advertising partners to display advertisements within your mobile phone games. Tell us whether your advertising revenues are material; and, if so, disclose how you account for such revenues. Disclose whether material advertising revenues are reported on gross or net basis and explain why. Separately disclose revenue from contracts with customers separately from other sources of revenues in accordance with ASC 606-10-50-4a.
 Heidy Chow
Snail, Inc.
December 2, 2021
Page 4
18. Tell us whether your subscription service revenues are material and, if so, disclose how you account for them.
Research and Development, page F-11

19. We note that Studio Wildcard, a subsidiary of SDE Inc., is currently developing ARK 2 games. With a view toward enhanced disclosure, describe for us your research and development contracts, arrangements and understandings with related parties and with unrelated third parties, as applicable. Explain how ARK 2 and other game research and development projects will be funded. Tell us the extent to which Snail directly or indirectly provides such funding.
Note 5. Accounts Receivable - Related Party, page F-18

20. We note from your disclosure that you license gaming rights from a related party, yet this related party owes you unremitted gaming royalties in the ordinary course of business.
         Please explain why the Company is owed royalties. Describe the transactions from which these receivables arose. Also, disclose the receivables' repayment terms.
Note 10. Intangible Assets, page F-19

21. We note that substantially all of your licensing rights were obtained from related parties. Tell us and disclose how you determined the carrying values and the related fair values of these licensing rights intangible assets.
General

22. We note that you have business operations in China and your related risk factor disclosure on pages 29, 33 and 34. Please describe your China-based business operations in greater detail and expand your discussion of the risks relating to your China-based operations.
         Also, tell us the percentage of your revenue you generate from China-based customers.
23. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameHeidy Chow
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameSnail,
       present          Inc.investors in reliance on Section 5(d) of the
Securities Act, whether or
               to potential
       not they
December        retain
           2, 2021     copies
                    Page 4 of the communications.
FirstName LastName
 Heidy Chow
FirstName
Snail, Inc. LastNameHeidy Chow
Comapany2,
December    NameSnail,
               2021     Inc.
December
Page  5     2, 2021 Page 5
FirstName LastName
        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Byron Rooney